UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: September 28, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: September 28, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

07-30-TC

For Immediate Release:	September 28, 2007

TECK COMINCO COMPLETES ACQUISITION OF AUR RESOURCES

Vancouver, BC -- Teck Cominco Limited [TSX:TCK.A and TCK.B, NYSE:TCK] and Aur Resources Inc. [TSX:AUR, SSE:AUR] announced today that Teck Cominco has acquired all of the outstanding common shares of Aur Resources not acquired under Teck Cominco’s takeover offer made on July 17, 2007, pursuant to the compulsory acquisition procedure under the Canada Business Corporations Act.

With the completion of the compulsory acquisition, Aur Resources common shares have been delisted from the Toronto Stock Exchange as of the close of trading on September 27, 2007. Aur Resources will apply to securities regulators to cease to be a reporting issuer under Canadian securities laws which, if granted, will relieve Aur Resources from its public reporting obligations.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 685-3005

greg.waller@teckcominco.com